G WIZICON TECHNOLOGIES, INC.

d/b/a GAPRO SYSTEM

BALANCE SHEET

(Unaudited)

	December 31, 2015	December 31, 2014	December 31, 2013
ASSETS			
Current Assets			
Cash	$ (6,830)	$ 14,515	$ 970
Total Current Assets	(6,830)	14,515	970
Computer Equipment	7,550	-	-
TOTAL ASSETS	$ 720	$ 14,515	$ 970
LIABILITIES AND STOCKHOLDERS' DEFICIT			
Convertible Debt	$ 149,000	$ 44,080	$ 12,500
Total Liabilities	149,000	44,080	12,500
Stockholders' Deficit			
Common Stock, 1,152,876 shares authorized and 1,051,000 outstanding in 2015, no par value			-
Paid-in-Capital	37,115		
Accumulated Deficit	(185,395)	(29,565)	(11,530)
Total Equity (Deficit)	(148,280)	(29,565)	(11,530)
TOTAL LIABILITIES AND STOCKHOLDERS' DEFICIT	$ 720	$ 14,515	$ 970